FORM 4

(   ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             _____________________
                             WASHINGTON, D.C. 20549

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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
          Bernard Baus

2. Issuer Name and Ticker or Trading Symbol
          SGI International (SGII)

3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

4. Statement for Month/Year
          October 1998

5. If Amendment, Date of Original (Month/Year)
          N/A
6. Relationship of reporting person to Issuer (Check all applicable) (x ) DIRECTOR ( ) 10% OWNER ( ) OFFICER (GIVE TITLE BELOW) ( ) OTHER


7. Individual, or Joint/Group Filing (Check all applicable) (X ) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person
===========================================================================

TABLE Table I Non-Derivative
Securities Acquired, Disposed of, or Beneficially Owned

1.    Title of Security (Instr. 3)
          Common Stock

2.    Transaction Date (Month/Day/Year)
          October 28, 1998   5,000 shares at $.40 per share
          October 28, 1998   5,000 shares at $.43 per share

3. Transaction Code (Instr. 8)
          P  V

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          (A) Acquired 10,000 shares

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

          10,000
6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
          (D) Direct

7. Nature of Indirect Beneficial Ownership (Instr. 4)
          Self

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
============================================================================

TABLE II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)
          Warants

2. Conversion or Exercise Price of Derivative Security
          N/A

3. Transaction Date (Month/Day/Year)
          N/A

4. Transaction Code (Instr. 8)
          N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          N/A

6. Date Exercisable and Expiration Date (Month/Day/Year)
          N/A

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
          Common Stock

8. Price of Derivative Securities (Instr. 5)
          N/A

9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4) Common stock underlying warrants 30,000

10. Ownership Form of Derivative Security: Direct(D) or Indirect(I) (Instr. 4)
          D

11. Nature of Indirect Beneficial Ownership (Instr. 4)
          N/A

EXPLANATION OF RESPONSES:



/s/ Bernard Baus               11/9/98
-----------------------------------------
SIGNATURE OF REPORTING PERSON      DATE

**** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).